EXHIBIT 99.4
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statement No. 333-210685 on Form F-10 and to the use of our reports each dated March 8, 2017 relating to the consolidated financial statements of The Descartes Systems Group Inc. as of and for the years ended January 31, 2017 and January 31, 2016 and the effectiveness of internal control over financial reporting as of January 31, 2017 incorporated by reference in this Annual Report on Form 40-F of The Descartes Systems Group Inc. for the year ended January 31, 2017.
/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
April 26, 2017